UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 12B-25

                                                       SEC FILE NUMBER: 0-146-02
                                                         CUSIP NUMBER: 232437202



(Check One):   [x] Form 10-K   [ ] Form 20-F      [ ] Form 11-K
               [ ] Form 10-Q   [ ] Form N-SAR

               For  Period  Ended:          March  31,  1999
                                   -----------------------------------
               [ ]  Transition  Report  on Form  10-K
               [ ]  Transition Report on Form 20-F
               [ ]  Transition Report on Form 11-K
               [ ]  Transition Report on Form 10-Q
               [ ]  Transition Report on Form N-SAR
               For the Transition Period Ended:  _____________________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Full Name of Registrant:   CYANOTECH CORPORATION
                           -----------------------------------------------------
Former Name if applicable:   N/A
                           -----------------------------------------------------
Address of Principal Executive Office: 73-4460 Queen Kaahumanu Hwy., Suite 102
                                       -----------------------------------------
City, State and Zip Code: Kailua-Kona, HI 96740
                          ------------------------------------------------------

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PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Additional time is required to confirm the proper disclosure of certain agreements expected to be made subsequent to the fiscal year ended March 31, 1999 which could have an effect on the content Management's Discussion and Analysis of Financial Condition and Results of Operations, presentation of audited financial information and the accompanying footnotes, and certain other matters. The Company believes that the Form 10-K will be filed on or before the allowed date under Rule 12b-25.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Gerald R. Cysewski             (808)                      326-1353
        ------------------          -----------               ------------------
             (Name)                 (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was require to file such report(s) been filed? If answer is no,
     identify report(s).                                         [x] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     [x] Yes    [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company had a net loss of $2,557,000 for the year ended March 31, 1999, compared to a net loss of $300,000 for the year ended March 31, 1998. This increase in net loss during the current fiscal year compared to the prior fiscal year was primarily attributable to decreased Spirulina sales, increased manufacturing costs associated with operating at below optimal efficiency, increased operating expenses, increased interest expense due to higher debt and decreased interest income.
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                              CYANOTECH CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   June 29, 1999
        -----------------------------

By:     /s/ Gerald R. Cysewski, Ph.D.
        -----------------------------
        Gerald R. Cysewski, Ph.D.,
        President & CEO

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

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001.)

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. Once signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 or Regulation S-T (Sections 232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sectopm 232.13(b) of this chapter).

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